

August 31, 2010

Mr. Eugene G. Ballard
Chief Financial Officer
W.R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

> **Re:** **W.R. Berkley Corporation**
> **Form 10-K filed February 26, 2010**
> **DEF 14A filed April 8, 2010**
> **File No. 1-15202**

Dear Mr. Ballard:

We note the proposed disclosure in your response letter dated August 25, 2010 and have the following comments. Your proposed discussion still does not provide any details regarding the reasoned subjective assessment of the Company performance and individual performance. For example:

- Please describe the assessment of Mr. Ballard's performance in the tax and investor relations areas and the reasons supporting this assessment. Additionally, identify his significant contributions to your strategic initiatives;

- Please identify Mr. Lederman's contributions to your strategic initiatives and litigation management;

- Please describe Mr. Shiel's involvement in the structuring, risk management and allocation of invested assets and his accomplishments in these areas.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact John Krug, Senior Counsel, at (202) 551-3862, Dan Greenspan, Special Counsel, at (202) 551-3623, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jeffrey S. Hochman, Esq.
    Willkie Farr & Gallagher LLP
    787 Seventh Avenue
    New York, New York 10019-6099